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PROSPECTUS SUPPLEMENT                                   RULE 424(B)(5)
(TO PROSPECTUS DATED SEPTEMBER 19, 1997)          REGISTRATION NO. 333-35433



                                2,021,611 SHARES

                             TAUBMAN CENTERS, INC.
                                 COMMON STOCK

  Taubman Centers, Inc. (the "Company"), is a real estate investment trust (a "REIT") and the managing general partner of The Taubman Realty Group Limited Partnership ("TRG"), which owns, develops, acquires, and operates regional shopping centers nationally.

  All of the shares of Common Stock, par value $0.01 per share (the "Common Stock"), offered by this Prospectus Supplement and the accompanying Prospectus are being sold by the Company. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") (symbol: TCO). On the date of this Prospectus Supplement, the closing price of the Common Stock on the NYSE was $13.1875 per share.

  To ensure that the Company remains a REIT for Federal income tax purposes, among other reasons, shares of Common Stock may acquire the status of Excess Stock (as defined in the accompanying Prospectus) if a holder owns more than 8.23% in value of the outstanding capital stock of the Company. See "Restrictions on Transfer" in the accompanying Prospectus.

   SEE "RISK FACTORS" BEGINNING ON PAGE 1 IN THE ACCOMPANYING PROSPECTUS FOR
    CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK. THESE
     SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
                  RELATES. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

  Merrill Lynch & Co. (the "Underwriter") has agreed to purchase the shares of Common Stock offered by this Prospectus Supplement at a price of $12.4952 per share, resulting in aggregate proceeds to the Company of $25,260,434, subject to the terms and conditions set forth in the Underwriting Agreement. TRG will pay the expenses of the offering, estimated to be $100,000, and will reimburse the Company for the $0.6923 per share difference between the price of the Common Stock to the Underwriter and the closing price of the Common Stock on the date of this Prospectus Supplement. The Underwriter intends to deposit the shares, valued at the last reported sales price, with the trustee of the Equity Investor Fund Cohen & Steers Realty Majors Portfolio (A Unit Investment Trust) (the "Trust") in exchange for units in the Trust. The units of the Trust will be sold to investors at a price based upon the net asset value of the securities in the Trust. For purposes of this calculation, the value of the Common Stock on the date of this Prospectus Supplement was $13.1875 per share.

                              MERRILL LYNCH & CO.

The date of this Prospectus Supplement is April 23, 1998.

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  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                        PAGE
                    The Company . . . . . . . . . .     S-3
                    Use of Proceeds . . . . . . . .     S-3
                    Description of the Common Stock     S-3
                    Federal Income Tax Considerations   S-4
                    Underwriting  . . . . . . . . .     S-4
                    Legal Matters . . . . . . . . .     S-5
                    Incorporation By Reference  . .     S-5

                                 PROSPECTUS

                                                        PAGE
                    The Company . . . . . . . . . .       1
                    Risk Factors  . . . . . . . . .       1
                    Use of Proceeds . . . . . . . .       5
                    Ratio of Earnings to Combined
                      Fixed Charges and Preferred
                      Stock Dividends . . . . . . .       5
                    Certain Provisions of the
                      Articles of Incorporation
                      and Bylaws  . . . . . . . . .       5
                    Description of Common Stock . .       7
                    Description of Preferred Stock        7
                    Description of Depositary            11
                      Shares  . . . . . . . . . . .
                    Description of Warrants . . . .      14
                    Restrictions on Transfer  . . .      15
                    Federal Income Tax
                      Considerations  . . . . . . .      17
                    ERISA Considerations  . . . . .      30
                    Plan of Distribution  . . . . .      32
                    Legal Matters . . . . . . . . .      32
                    Experts . . . . . . . . . . . .      33
                    Available Information . . . . .      33
                    Incorporation by Reference  . .      33
                    Glossary  . . . . . . . . . . .      35


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITER MAY BID FOR, AND PURCHASE, COMMON STOCK IN THE OPEN MARKET. SEE "UNDERWRITING."





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                                  THE COMPANY

  The Company is organized and operates in such a manner so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended. Through its 38.44% interest in TRG, the Company engages in the ownership, management, leasing, acquisition, development, and expansion of regional shopping centers. TRG owns interests in 25 regional and super-regional shopping centers (the "Taubman Shopping Centers") located in 12 states. Two additional centers are under construction and are expected to open in November 1998 and March 1999, respectively. Twenty-two of the Centers are "super-regional" centers having more than 800,000 square feet of gross leasable area. TRG also owns certain regional retail shopping center development projects and more than 99% of The Taubman Company Limited Partnership ( the "Manager"), which manages the Taubman Shopping Centers and provides other services to TRG and the Company.

  The Taubman Shopping Centers are among the most productive (measured by mall tenants' average per square foot sales) in the United States. In 1997, mall tenants had average per square foot sales of $384, which is higher than any mall portfolio owned by a public company. Higher sales per square foot enable mall tenants to pay occupancy costs that are a greater percentage of total sales while remaining profitable. TRG derives over 90% of its revenue from mall tenants, over 75% of which (as a percentage of mall leasable area) are national chains.

  The placement of the Taubman Shopping Centers in affluent trade areas and the Centers' larger than average size are among the factors that enable TRG to attract the most desirable department stores as anchors. Although the anchors generate a relatively small percentage of TRG's revenue in the form of rent, their often dominant market presence enhances TRG's ability to merchandise each Center individually, creating an exciting and diverse mix of mall tenants tailored to the Center's location and the demographic makeup of its potential customers.

                                USE OF PROCEEDS

  TRG will pay the expenses of this offering, including the discount to the Underwriter described on the cover page of this Prospectus Supplement. The Company will use the entire proceeds of this offering to acquire an additional interest in TRG, resulting in the Company holding a 39.36% interest in TRG. TRG will use the net proceeds for general partnership purposes.

                        DESCRIPTION OF THE COMMON STOCK

  The following discussion supplements (and to the extent of inconsistencies supersedes) the discussion under "Description of Common Stock" in the accompanying Prospectus.

VOTING RIGHTS

  Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of additional series of Preferred Stock, holders of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders. Currently, a majority of the outstanding shares of Common Stock is required for a quorum. Any action requiring shareholder approval (other than the election of directors) will be approved upon the affirmative vote of the holders of two-thirds of the outstanding shares of Capital Stock entitled to vote (currently, two-thirds of
the outstanding shares of Common Stock).   Directors are elected by a plurality
of the votes cast. If the Company is in arrears in the payment of six quarterly dividends on the Series A Preferred Stock, the holders of Series A Preferred Stock will be entitled to elect two directors until the arrearage has been eliminated. The Company is current in the payment of dividends on the Series A Preferred Stock.

  Holders of Common Stock do not have cumulative voting rights in the election of directors. Holders of shares of Common Stock do not have preemptive rights, which means they have no right to acquire additional securities that the Company may issue.





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DIVIDEND AND LIQUIDATION RIGHTS

  Holders of Common Stock are entitled to receive ratably such dividends as may be declared on the Common Stock by the Board of Directors in its discretion from funds legally available for the payment of dividends. In the event of the liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock. Currently, the Common Stock ranks junior to the Series A Preferred Stock as to dividends and upon liquidation.

RESTRICTIONS ON TRANSFER, ETC.

  The Company's Articles of Incorporation generally prevent any holder (other than certain shareholders who acquired their positions in the Company's initial public offering) from owning more than 8.23% in value of the Company's outstanding Capital Stock (currently the Common Stock and the Series A Preferred Stock). See "Restrictions on Transfer," "Description of Preferred Stock" (which is supplemented by the preceding discussion of the Series A Preferred Stock), and "Certain Provisions of the Articles of Incorporation and Bylaws" in the accompanying Prospectus for material restrictions on the transfer and ownership of Common Stock and other provisions of the Company's organizational documents that may impede a hostile takeover of the Company.

LISTING AND TRANSFER AGENT

  The Common Stock is listed on The New York Stock Exchange (symbol: TCO). The registrar and transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.


                       FEDERAL INCOME TAX CONSIDERATIONS

  For a discussion of the material Federal income tax considerations associated with an investment in the Common Stock, see "Federal Income Tax Considerations" in the accompanying Prospectus.

                                  UNDERWRITING

  Subject to the terms and conditions contained in an Underwriting Agreement dated the date of this Prospectus Supplement, the Underwriter has agreed to purchase, and the Company has agreed to sell, the shares of Common Stock offered by this Prospectus Supplement, as set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, and the Underwriter will be obligated to purchase all of such shares if any are purchased.

  The Underwriter intends to deposit the Common Stock offered by this Prospectus Supplement with the Trust, which is a registered unit investment trust under the Investment Company Act of 1940, for which the Underwriter acts as sponsor and depositor, in exchange for units of the Trust. The Underwriter is an affiliate of the Trust.

  Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with this offering, the rules of the Securities and Exchange Commission permit the Underwriter to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing, or maintaining the price of the Common Stock.

  If the Underwriter creates a short position in the Common Stock in connection with this offering, (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Underwriter may reduce that short position by purchasing shares of Common Stock in the open market.





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  In general, purchases of a security for the purposes of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Common Stock is listed on the NYSE under the symbol "TCO." The Company has applied for listing of the shares of Common Stock offered hereby on the NYSE.

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for the Company by Miro Weiner & Kramer, Bloomfield Hills, Michigan, and for the Underwriter by Hogan & Hartson L.L.P., Washington, D.C.

                           INCORPORATION BY REFERENCE

The following documents filed with the Commission pursuant to the Exchange Act (file number 1-11530) are incorporated by reference into this Prospectus:

         (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

         (b) the Company's Proxy Statement for its 1998 Annual Meeting of Shareholders (excluding the Report of the Compensation Committee and the stock performance graph contained in the Proxy Statement).

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (including any documents incorporated by reference in such documents) after the date of this Prospectus Supplement and prior to the termination of the offering of the Common Stock offered by this Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus Supplement and to be a part of this Prospectus Supplement from the date of filing such documents.

         Any statement contained in a document incorporated or deemed incorporated by reference in this Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus Supplement has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference in this Prospectus Supplement (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written or oral requests for copies should be directed to Taubman Centers, Inc., 200 East Long Lake Road, Bloomfield Hills, Michigan 48304,
Attention:  Investor Relations (telephone:  (248) 258-6800).





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